VIA EDGAR

May 10, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 000-52710

Dear Ladies and Gentlemen:

This letter is our response (the “Response”) to the letter, dated April 26, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to The Bank of New York Mellon Corporation’s (the “Company” or “BNY Mellon”) Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”).

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 21

Reputational, Legal and Regulatory Risk…., page 23

1.

We note the investigations and lawsuits related to your foreign currency exchange practices and the amount of media attention given to this matter. We also note that the State of Ohio is no longer employing you to provide international custodial services for the international assets of its public pension funds. Please expand your risk factor disclosure to describe the effects the investigations and lawsuits have had on your business practices, results of operations and customer relations. If you expect to see any trends going forward in this area, please describe them.

We provide disclosure regarding our foreign exchange business, including trends, in the Fee and Other Revenue section of Management’s Discussion and Analysis of Financial Condition and Results of Operation on page 9 of our 2011 Annual Report to Shareholders (the “Annual Report”) which is incorporated by reference into Item 7 of our 2011 10-K. We provide disclosure on our investigations and lawsuits related to our foreign exchange practices in Note 24 of the Notes to the Consolidated Financial Statements on page 153 of our 2011 Annual Report. We also provide a risk factor on the potential impact of litigation generally on our business on page 23 of our 2011 10-K and a risk factor on our fee-based business model, which specifically references our foreign exchange services, on page 27 of our 2011 10-K. We believe these disclosures are adequate to convey the risks associated with this litigation.

In response to the Staff’s comment, (i) we have expanded the disclosure on our business practices, results of operations and trends with regard to our foreign exchange business in the Fee and Other Revenue section of Management’s Discussion and Analysis of Financial Condition and Results of Operation on pages 7-8 of Form 10-Q for the quarter ended March 31, 2012; and (ii) we undertake to provide a proposed risk factor to the Staff no later than May 24, 2012.

If our information systems experience a disruption or breach in security…., page 32

2.	We note that you disclose that you may be vulnerable to breaches, hacker attacks, unauthorized access and misuse, computer viruses and other cybersecurity risks and events. Please tell us whether you have experienced any breaches, hacker attacks, unauthorized access and misuse, computer viruses and other cybersecurity risks and events in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

In connection with the filing of the 2011 10-K, the Company considered the Division of Corporation Finance’s Disclosure Guidance Topic No. 2, and particularly, whether it had experienced any cyber incidents that were individually, or in the aggregate, material. While the Company’s information systems have been subjected to cyber threats, including hacker attacks, viruses, denial of service efforts and unauthorized access attempts, we deploy a broad range of sophisticated defenses and we have avoided a significant, successful breach. As a result, we have not experienced any material breaches due to cybersecurity attacks on the Company’s information systems. Therefore, we believe that our current risk factor on our information systems provides an appropriate amount of disclosure on this topic.

Definitive Proxy Statement on Schedule 14A

Item 11. Executive Compensation

Total Targeted Compensation, page 48

3.	Please describe how the HRC Committee considered the bulleted factors identified on page 48 in setting the 2011 compensation targets and the impact each of the factors had on the targeted compensation levels selected by the HRC Committee.

As we described in the Compensation Discussion and Analysis section (“CD&A”) on page 48, the Human Resources and Compensation Committee (the “HRC Committee”) considered various factors, including the bulleted factors, in setting the 2011 compensation targets. These factors were provided as background information to the HRC Committee and were taken into account in establishing targeted compensation levels. The HRC Committee also considered any changes in the responsibilities of our Executive Committee members, the internal pay equity among our executive officers and their prior compensation increases.

In context, none of the identified factors was assigned, or had, a specific quantifiable impact on the targeted compensation levels established by the HRC Committee. Rather, the identified factors were considered as part of the decision-making process by the HRC Committee, which is not a simple mathematical exercise but a comprehensive process that includes the exercise of the HRC Committee’s discretion.

Annual Cash Incentives, page 49

4.	We note your disclosure on page 50 that “the results measured by the risk scorecard may result in the elimination of the full amount of the bonus to be paid under the corporate component” and similar disclosure elsewhere in the proxy statement. Please describe, with specificity and detail, what factors the risk scorecard measures in order to determine whether to make any adjustments to your named executive officers’ annual cash incentives. In addition, describe what results and objectives measured by the risk scorecard may lead to the lowering or elimination of the corporate and/or individual bonus components.

The risk scorecard described on page 50 of the CD&A includes five factors, which are applicable to both the corporate component and the individual component. The factors that the risk scorecard measures are (i) maintenance of an adequate compliance program; (ii) protection of the Company’s reputation; (iii) management of operational risk; (iv) compliance with all applicable credit, market and liquidity risk limits; and (v) meeting Internal Audit expectations.

The results and objectives measured by the risk scorecard that may lead to the lowering or elimination of the corporate and/or individual compensation components are related to the particular factors noted above. The results and objectives measured under the first factor include adhering to the compliance rules and programs established by the Company. The results and objectives measured under the second factor include reviewing the Company’s business practices to ensure they comply with laws, regulations and policies and that business decisions are free from actual or perceived conflicts. The results and objectives measured under the third factor include managing operational losses and maintaining proper controls. The results and objectives measured under the fourth factor include understanding and monitoring risks associated with relevant businesses and appropriately resolving or escalating risk issues to minimize losses. The results and objectives measured under the fifth factor include establishing an appropriate governance culture, achieving acceptable audit results and remediating control issues timely.

5.	Describe the results of the HRC Committee’s review of the risk scorecard.

The results of the HRC Committee’s review of the risk scorecard were taken into account by the HRC Committee in determining the individual component of the balanced scorecard and, accordingly, are incorporated into the description of the determination of the individual component for each of our current named executive officers on pages 54 through 57 of the CD&A where applicable. In particular, with respect to Messrs. Gibbons and Rogan, given the Company’s important role in providing services to the global markets as indicated by its expected designation as a global systemically important financial institution (“G-SIFI”), the HRC Committee considered their respective performance in addressing the systems, process and operational requirements necessary to meet the evolving new high standard expected by the Company and its regulators, noting that while significant progress was made during 2011 to meet those standards, more work is required in the future. Similarly, with respect to Ms. Peetz, given that many of the businesses overseen by Ms. Peetz are critical service providers to the global capital markets and influenced by the Company’s expected designation as a G-SIFI, the HRC Committee considered Ms. Peetz’ performance in meeting the evolving standards expected by the Company and its regulators, noting that while significant progress was made during 2011 to meet those standards, more work is required in the future.

Additional Refinements to our Compensation Program for 2012, page 61

6.	Please provide greater detail as to the reasons behind the change increase in 2012 where any bonuses for 2012 are expected to be paid in 75% cash and 25% in deferred restricted stock.

As described on page 61 of the CD&A, the HRC Committee approved several changes to our executive compensation program for 2012 following discussions with the Federal

Reserve Board, to enhance our existing risk adjustment features, enhance our pay for performance linkage and protect stockholder interests. A principal focus of the Federal Reserve Board’s Guidance on Sound Incentive Compensation Policies is to ensure that compensation arrangements at large complex banking organizations do not encourage excessive risk-taking.

The allocation of a portion of our 2012 bonuses to deferred restricted stock is consistent with the Federal Reserve’s principles on incentive compensation. Accordingly, in working with the Federal Reserve, the Company has reduced the cash percentage and increased the deferred restricted stock percentage of such bonuses for our executive officers for 2012. The use of deferred restricted stock, rather than cash, facilitates performance-based vesting and adjustment. In addition to the deferred restricted stock portion of the bonuses, and as described on page 62 of the CD&A, a significant portion of our named executive officers’ compensation is delivered in the form of equity awards.

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1247 (facsimile transmission (212) 635-1121) or Kathleen McCabe at (212) 635-6601 (facsimile transmission (212) 635-6622).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Jane Sherburne
Name: Jane Sherburne
Title: General Counsel